

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-Mail
Mr. Julien François
Chief Financial Officer
Western Copper and Gold Corporation
Suite 2050 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

      Re: **Western Copper and Gold Corporation**
                Form 40-F for the Fiscal Year Ended December 31, 2011
                Filed March 26, 2012
                File No. 001-35075

Dear Mr. François:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/Tia L. Jenkins

                                   Tia L. Jenkins
                                   Senior Assistant Chief Accountant
                                   Office of Beverages, Apparel, and
                                   Mining